SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                           Form 12b-25

                           Commission File Number          0-1937

                   NOTIFICATION OF LATE FILING


(Check One):    [X] Form 10-K and Form 10-KSB   [  ] Form 11-K
[  ] Form 20-F  [  ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR


For Period Ended:     June 30, 2003

[   ] Transition Report on Form 10-K and Form 10-KSB
[   ] Transition Report on Form 10-Q and Form 10-QSB
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For Transition Period Ended: ________________________

 Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________________________________

                 Part I.  Registrant Information

Full name of registrant      Oakridge Holdings, Inc.

Former name if applicable

Address of principal executive office (Street and number)

   4810 -- 120th Street West

City, State and Zip Code    Apple Valley, Minnesota  55124

                Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                      Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company's independent public accountants are unable to complete their audit by the due date of the Form 10-KSB as a result of the failure of the Company's primary lender to provide necessary information relating to the Company's compliance with loan covenants.



                   Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Robert C. Harvey      (952)               994-7651
     (Name)         (Area Code)      (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes     [   ] No

     (3)  Is it anticipated that any significant change in
results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ] Yes     [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




Oakridge Holdings, Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   September 26, 2003
By   /s/ Robert C. Harvey
Robert C. Harvey, Chairman,
Chief Executive Officer and Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
     If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).